Filed by Ventas, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Provident Senior Living Trust

Thomson StreetEvents

Conference Call Transcript VTR – Ventas Conference Call – Ventas to Acquire Provident Senior Living Trust in $1.2 Billion Transaction Event Date/Time: Apr. 13. 2005 / 9:00AM ET Event Duration: 54 min

Thomson StreetEvents	streetevents@thomson.com	617.603.7900	www.streetevents.com	1

© 2005 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Apr. 13. 2005/9:00AM, VTR - Ventas Conference Call - Ventas to Acquire Provident Senior Living Trust in $1.2 Billion Transaction

CORPORATE PARTICIPANTS

Richard Riney

Ventas, Inc. – EVP, General Counsel & Secretary

Debra Cafaro

Ventas, Inc. – Chairman, President & CEO

Darryl Copeland

Provident Senior Living Trust – Chairman, President & CEO

Ray Lewis

Ventas, Inc. – SVP, Chief Investment Officer

Rick Schweinhart

Ventas, Inc. – SVP, CFO

CONFERENCE CALL PARTICIPANTS

Richard Anderson

Maxcor Financial – Analyst

A.J. Rice

Merrill Lynch – Analyst

Jerry Doctrow

Legg Mason Wood Walker – Analyst

Rachel Golder

Goldman Sachs – Analyst

Chuck Ruff

Insight Investment – Analyst

Tony Howard

Hilliard Lyons – Analyst

Tom Tomas

Mercury Partners – Analyst

Robert Mains

Ryan Beck – Analyst

Andrew Moss

Starwood Securities – Analyst

charles Lynch

CIBC – Analyst

Scott O’Shea

Deutsche Bank – Analyst

PRESENTATION

Operator

Welcome to the Ventas conference call. At this time all participants are in listen-only mode. We will be facilitating a question-and-answer session towards the end of today’s conference. (OPERATOR INSTRUCTIONS) I would now like to turn the presentation over to Mr. Richard Riney, Executive Vice President and general counsel of Ventas.

Richard Riney – Ventas, Inc. – EVP, General Counsel & Secretary

Thomson StreetEvents	streetevents@thomson.com	617.603.7900	www.streetevents.com	2

© 2005 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Apr. 13. 2005/9:00AM, VTR - Ventas Conference Call - Ventas to Acquire Provident Senior Living Trust in $1.2 Billion Transaction

Good morning, everyone. Welcome to the Ventas conference call to review the Company’s announcement regarding its agreement to acquire Provident Senior Living Trust. As we start let me express that all projections, predictions and certain other statements to be made during this conference call may be considered forward-looking statements within the meaning of the federal securities laws. These projections, predictions and statements are based on management’s current beliefs as well as on a number of assumptions concerning future events. The forward-looking statements are subject to many risks, uncertainties and contingencies and stockholders and others should recognize that actual results may differ materially from the Company’s expectations whether expressed or implied.

We refer you to the Company’s press release yesterday, the Company’s report filed with the Securities and Exchange Commission including the Company’s annual report on Form 10-K for the year ended December 31, 2004 and the Company’s other reports filed periodically with the SEC for a discussion of these forward-looking statements and other factors that could affect these forward-looking statements. Many of these factors are beyond the control of the Company and its management. The information being provided today is as of this date only and Ventas expressly disclaims any obligations to release publicly any updates or revisions to any forward-looking statements to reflect any changes and expectations.

Please note that any quantitative reconciliations between each non-GAAP financial measure mentioned on today’s call and its most directly comparable GAAP measure are or will be available in the Investor Relations section of our Website at www.Ventasreit.com. I will now turn the call over to Debra A. Cafaro, Chairman, President and Chief Executive Officer of Ventas.

Debra Cafaro – Ventas, Inc. – Chairman, President & CEO

Good morning, everyone. Thank you for joining us. We got the Ventas management team here including our Chief Investment Officer Ray Lewis and our CFO Rick Schweinhart. We’re also pleased that Darryl Copeland, CEO and Chairman of Provident has joined us this morning. We are just delighted today to announce our acquisition of Provident Senior Living Trust and with it it’s 68 high-quality, private pay, independent and assisted living facilities. This combination is a great transaction for Ventas and Provident shareholders and gives each of them a stake in what we believe is a superior healthcare REIT.

The acquisition of Provident accomplishes for Ventas each of the strategic goals we consistently articulated to the market. It increases our revenues from private pay assets to about 38% of our annualized revenues, it decreases our Kindred rent concentrations to about 57% of our annualized revenues, it decreases our skilled nursing rents to about 41% of our total annualized revenues and importantly it is accretive to shareholders.

The acquired properties are managed by Brookdale Living Communities and Alterra Healthcare Corporation. Both large highly respected national providers of senior care. In short, we are doing what we told you we would do. We have repeatedly said that we believe in the merits of industry consolidation which brings the benefits of scale, liquidity, reduced DNA per dollar of revenue and diversified risk. We are following through on this belief by announcing today our second merger since 2003.

This transaction with its $1.2 billion of senior housing assets should increase our enterprise value to over $4 billion. Upon the closing of the Provident acquisition we will own over 360 Healthcare and senior housing assets in 40 states solidifying Ventas’ role as the leading healthcare REIT. In the merger Provident shareholders will receive $7.81 in cash plus approximately one-half of a Ventas share. In total Ventas will issue 15 million shares to Provident shareholders.

Here is how the $1.2 billion purchase price breaks down. About $380 million in Ventas equity at averages of recent trading levels, about 460 million in assumed Provident mortgage debt, about 230 million in cash to Provident shareholders and approximately 150 million of additional indebtedness to pay off Provident’s revolver and transaction costs. We expect to fund the $380 million cash to close through a combination of debt products. Subject to the satisfaction of regulatory and other conditions, we expect the merger to close in the second quarter of 2005.

Before Ray Lewis addresses the transaction rationale and gives you a Company and portfolio overview I wanted to take a minute to turn the call over to Darryl Copeland, CEO and Chairman of Provident. Ray and I have known Darryl for many years and all of us at Ventas have really enjoyed working with him and his Provident team on the merger. Darryl saw the value of these independent and assisted living assets well ahead of the market and he was very forward thinking in putting the Provident REIT together. And I believe both Ventas and Provident shareholders should both now benefit from the work that he did.

Darryl Copeland – Provident Senior Living Trust – Chairman, President & CEO

Thomson StreetEvents	streetevents@thomson.com	617.603.7900	www.streetevents.com	3

© 2005 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Apr. 13. 2005/9:00AM, VTR - Ventas Conference Call - Ventas to Acquire Provident Senior Living Trust in $1.2 Billion Transaction

It is great to be here. As Debbie said I think this is a win-win transaction for both shareholder groups. Provident has an outstanding group of assets with two very, very good operators, Brookdale Living Communities and Alterra. I believe that this as Debbie also pointed out makes the Ventas stock even better by adding and doing the things that Debbie has talked about, the diversity, the increase in private pay revenues and decrease in skilled nursing and adding a fine group of independent and assisted living properties.

As everyone that knows Debbie she is a very tough negotiator. She is very diligent and thorough. We had a very spirited negotiation of this transaction, but the good news is now that we’re going to become shareholders that Debbie is on our side now. They have a great management team; the cash flow prospects are enhanced by the addition of our portfolio to theirs. The internal growth prospects of the Company are I think superior to all the healthcare REITs. And as Debbie pointed out on previous conference calls there is some other good news coming down the road I believe.

So we are delighted to reach agreement on this transaction. I think it is great for our shareholders and great for Ventas and we are very excited about the future prospects for Ventas’ equity and we are happy to become shareholders. Thank you.

Debra Cafaro – Ventas, Inc. – Chairman, President & CEO

At this point I’m going to ask Ray Lewis to give you some more information about the Provident portfolio and the major tenants, Brookdale and Alterra.

Ray Lewis – Ventas, Inc. – SVP, Chief Investment Officer

The acquisition of Provident accomplishes all of our previously stated strategic goals providing accretion, growth and diversification to our shareholders. This transaction adds 1.2 billion of high-quality, private-pay assets to our portfolio; decreases our Kindred concentration and expands our relationship with two of the best and most respected operators in the senior living industry. On top of these qualitative benefits the Provident acquisition continues our commitment to delivering superior total shareholder returns and is expected to add $0.05 of accretion per share to our normalized FFO in 2006.

Moreover this purchase price is attractive for such high-quality assets. With 7% going in capitalization rate on 2006 expected cash rent it is comparable to pricing we are seeing on other transactions in the market, especially after taking into consideration the attractive rental growth. What is more we believe we are acquiring the assets for below replacement cost.

In addition to the good pricing we believe we are buying these assets at a good point in the demand supply cycle. Over the past 18 to 24 months the senior housing industry has experienced strong occupancy and rental growth coupled with limited new construction. We believe we are at positive inflection point in the operating performance of this sector and that these properties should benefit as demand outstrips supply in the foreseeable future.

Now for a little more color on the portfolio. During our due diligence we visited all of the Brookdale assets and a significant sampling of the Alterra properties. As we mentioned these are truly best-in-class assets. The portfolio is comprised of 21 independent living facilities containing 4,474 units and 47 freestanding assisted living and Alzheimer’s facilities with 2,345 units. These 100% private-pay assets are all newer and in excellent condition. The Brookdale assets are located in high end communities in major metropolitan areas with barriers to entry. The Alterra assets are between three and seven years old located in secondary NSAs and are all purposely designed to meet the needs of the frail elderly at a middle market price point. Brookdale, which represents 72% of the Provident rent, operates 69 properties in 26 states.

Ventas has an existing relationship with Brookdale and the assets currently under our Ventas’ leases are performing quite well. Since its inception in 1988 Brookdale has been a premium quality independent living operator with best-in-class operations and assets. Alterra which represents 28% of Provident’s rent is a respected operator of over 300 independent living and assisted living and Alzheimer’s properties in 22 states. Alterra which has been in business since 1973 provides value-oriented care to the fast and growing middle market.

The leases are long-term, 15-year triple net leases guaranteed by the corporate parents of Brookdale and Alterra respectively. The Brookdale leases contain a 3% annual rent escalator and the Alterra leases feature a 2.5% annual rent escalation clause. Importantly the leases do not contain any tenant purchase options. Back to you, Debbie.

Debra Cafaro – Ventas, Inc. – Chairman, President & CEO

Thomson StreetEvents	streetevents@thomson.com	617.603.7900	www.streetevents.com	4

© 2005 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Apr. 13. 2005/9:00AM, VTR - Ventas Conference Call - Ventas to Acquire Provident Senior Living Trust in $1.2 Billion Transaction

So just to sum up before we take your questions, we believe that the Provident acquisition does exactly what we have been talking about for the last two or three years. It grows our portfolio, it diversifies our asset base by tenant, by asset type and by geography. Because all the Provident assets are high end 100% private pay the deal will increase our private pay revenue base to nearly 40%. And then we’re very much looking forward to working with two excellent experienced providers of senior care, Brookdale and Alterra.

Finally the transaction is accretive to Ventas shareholders. We believe that combining Ventas’ strong Kindred portfolio, excellent balance sheet and superior cash flow and earnings growth with Provident’s high-end portfolio creates an exceptional Company and positions the combined companies to continue delivering extraordinary value to all of our stakeholders. So with that we are happy to open the call to your questions.

QUESTION AND ANSWER

Operator

(OPERATOR INSTRUCTIONS) Richard Andersen, Maxcor Financial.

Richard Anderson – Maxcor Financial – Analyst

Congratulations. In terms of the ‘06 accretion, do you assume in that the reduction of the line balance and debt issuance activity between now and then?

Debra Cafaro – Ventas, Inc. – Chairman, President & CEO

We will to issue about 380 million of debt in connection with the transaction and we do count that.

Richard Anderson – Maxcor Financial – Analyst

You count that in the accretion estimate?

Debra Cafaro – Ventas, Inc. – Chairman, President & CEO

Yes, we do.

Richard Anderson – Maxcor Financial – Analyst

Okay, so presumably the annualized run rate accretion in ’05 could be greater since you have line balance for some period of time?

Debra Cafaro – Ventas, Inc. – Chairman, President & CEO

We factored all that in in terms of what we think the weighted average cost of our new debt will be. And I think we will be happy to provide updated 2005 guidance really when we know the timing of the closing of the Provident acquisition.

Richard Anderson – Maxcor Financial – Analyst

Okay. How long from start to finish did this process take?

Debra Cafaro – Ventas, Inc. – Chairman, President & CEO

Thomson StreetEvents	streetevents@thomson.com	617.603.7900	www.streetevents.com	5

© 2005 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Apr. 13. 2005/9:00AM, VTR - Ventas Conference Call - Ventas to Acquire Provident Senior Living Trust in $1.2 Billion Transaction

That is a good question. Darryl was really putting Provident together starting in the spring and summer of last year, and we were aware of the new Provident REIT at that time and things really started coming together maybe in very early January. We started talking and then started working on the transaction in earnest the last couple of months.

Darryl Copeland – Provident Senior Living Trust – Chairman, President & CEO

For those of you that don’t know we have been in registration with the SEC for several months now and we are very, very close to starting to trade publicly. If you go to SEC.gov you can see all of our filings which will give you a wealth of information on our Company. But as Debbie said we started talking in early January, early mid-January with no real intention at that time from our standpoint of doing anything other than having discussions. Then things progressed over time. But if you want to see more information on Provident it is all on the SEC’s Website.

Richard Anderson – Maxcor Financial – Analyst

Okay. What would you say the yield would be if you look at it at the property level, in other words the EBITDA of the actual operators? As opposed to the cash flow of Provident?

Darryl Copeland – Provident Senior Living Trust – Chairman, President & CEO

I would say probably a little over eight.

Richard Anderson – Maxcor Financial – Analyst

Okay. And in terms of your characterization of the market supply constrained, can you quantify that and what are you seeing in terms of supply in the private pay arena?

Debra Cafaro – Ventas, Inc. – Chairman, President & CEO

This has been interesting because there has been a combination of factors over the last couple of years that has limited new construction in the independent assisted living area. A lot of the operators were — there was as you know an oversupply so lenders weren’t lending. The operators have now experiencing this positive inflection point where we believe they are going to start really growing their EBITDA. And at the same time replacement cost for all real estate assets has been skyrocketing. So the combination of those factors has really put a lid on new development.

Ray Lewis – Ventas, Inc. – SVP, Chief Investment Officer

And it is hard to find good sites. It is going to take time to entitle those sites. As Debbie mentioned replacement costs have increased perhaps even more than rents have grown in the near-term although we think there is good rental growth prospects going forward. So we see for the foreseeable future a very good balance between demand and supply that should inherit (ph) the benefit of these properties.

Darryl Copeland – Provident Senior Living Trust – Chairman, President & CEO

One other thing, if you look at the same-store growth that some of the public company independent living providers reported last year you will see that those were up double-digit on their NOI. And that is a result of the demand that you’re now seeing in the market. It is really a consumer acceptance thing that has happened over the last couple of years.

Richard Anderson – Maxcor Financial – Analyst

Debbie, with the diversification you drew up there in the beginning of the call how much more work do you think you have to do?

Debra Cafaro – Ventas, Inc. – Chairman, President & CEO

Thomson StreetEvents	streetevents@thomson.com	617.603.7900	www.streetevents.com	6

© 2005 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Apr. 13. 2005/9:00AM, VTR - Ventas Conference Call - Ventas to Acquire Provident Senior Living Trust in $1.2 Billion Transaction

Our work is never done. We are really trying to put together a long-term record of delivering superior risk-adjusted returns for our shareholders. And to do that I think we have to continue moving the Company forward and we intend to do that.

Richard Anderson – Maxcor Financial – Analyst

Thank you.

Operator

A.J. Rice, Merrill Lynch.

A.J. Rice – Merrill Lynch – Analyst

First question just following up on that last one, I guess based on your answer there we estimated that your rental coverage at a Provident level on those assets is about 1.2 times. Is that right?

Debra Cafaro – Ventas, Inc. – Chairman, President & CEO

1.1-sh.

A.J. Rice – Merrill Lynch – Analyst

Okay. Is there a big difference between the Brookdale and the Alterra or are they about the same?

Debra Cafaro – Ventas, Inc. – Chairman, President & CEO

I would say they are about the same with independent living generally being tighter in coverages than assisted living. So Alterra coverages would be tighter, would be higher than the Brookdale coverages.

A.J. Rice – Merrill Lynch – Analyst

Okay. The leverage it looks like that you’ve taken on it takes you up to about five times debt to EBITDA, can you give us some flavor for how you think that will come down over time?

Debra Cafaro – Ventas, Inc. – Chairman, President & CEO

Absolutely. We as you know have been very committed to maintaining a strong balance sheet and we continue that commitment. We felt that we were underleveraged and are comfortable pushing the leverage for this transaction. And it is a particularly comfortable time for us, A.J. insofar as we have good cash flow that is going to be available to delever over time. We have got an expectancy of the value of the reset rate coming in 2006 which will of course increase EBITDA we believe in a magnitude as yet undetermined but certainly that will have the benefit of reducing our and improving our credit statistics. And over time we intend to continue pruning our portfolio so that we could expect some asset sales that would also help us improve our leverage profile to a more traditional range.

A.J. Rice – Merrill Lynch – Analyst

If you were underleveraged before and maybe you are a little above where you long-term would like to be now, would you have a specific target?

Thomson StreetEvents	streetevents@thomson.com	617.603.7900	www.streetevents.com	7

© 2005 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Apr. 13. 2005/9:00AM, VTR - Ventas Conference Call - Ventas to Acquire Provident Senior Living Trust in $1.2 Billion Transaction

Debra Cafaro – Ventas, Inc. – Chairman, President & CEO

Yes, I think four times more or less over time and that will ebb and flow.

A.J. Rice – Merrill Lynch – Analyst

Thanks a lot.

Operator

Jerry Doctrow, Legg Mason.

Jerry Doctrow – Legg Mason Wood Walker – Analyst

I have just a couple of questions. I wanted to — is there straight line rent at Provident? I think we were showing like 18.7 million or so and I think if I read your press release right you are excluding that from your calculations of the accretion so that on a GAAP FFO basis it would be more accretive because the straight line would be there?

Debra Cafaro – Ventas, Inc. – Chairman, President & CEO

That is a very important comment. We are always most conservative in our projections and so we’ve really talked about this in our press release on a essentially a cash accretion basis. While Provident took and their accountants took a certain position on straight lining in Provident’s S11 it’s still an open question really as to how that will be determined in the combined company. And so we will have to wait and see how that exactly turns out. But in any case we will back it out because we want people to see the real cash flow and the real cash flow growth.

Jerry Doctrow – Legg Mason Wood Walker – Analyst

There is no change in lease terms or anything like that, it is just a matter of whether your accountants view the straight line rent in the same fashion, but potentially your GAAP FFO could be even higher?

Debra Cafaro – Ventas, Inc. – Chairman, President & CEO

Yes, it would be, I think it is between 16 and 17 million in ‘06. Obviously if we added that on 100 million share count that would be significantly higher accretion from the transaction.

Jerry Doctrow – Legg Mason Wood Walker – Analyst

One other thing I think the transaction is very positive; I think the only question people are raising at all is just about the purchase price. I wanted to drill down a little bit more on Ray’s comments that this is below replacement cost. How would you see replacement costs on the AL versus the IL assets and maybe as to any more color you can give us on where you think deals are pricing now in the marketplace.

Debra Cafaro – Ventas, Inc. – Chairman, President & CEO

Those are two really important questions. We do know that Sunrise is building a facility for $300,000 per unit. The Brookdale assets are as you know high, high-end hotel-like facilities in major metropolitan barrier to entry market. And we’re thinking the cost that we’re purchasing them for is say $200,000 a unit plus or minus. So we are very comfortable with that and the Alterra 130, 140. So we realize how much replacement cost has been rising even over the past year and so we feel confident about our belief in that we are buying below replacement cost. And on the deal side, this is I think very important and motivated us to act regarding the Provident assets.

Thomson StreetEvents	streetevents@thomson.com	617.603.7900	www.streetevents.com	8

© 2005 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Apr. 13. 2005/9:00AM, VTR - Ventas Conference Call - Ventas to Acquire Provident Senior Living Trust in $1.2 Billion Transaction

Ray Lewis – Ventas, Inc. – SVP, Chief Investment Officer

Just to echo what Debbie said, I think that those costs per unit numbers are certainly supportable not only with what we think replacement cost be considering the hard cost and importantly the cost to fill those facilities to the high occupancy levels that they are currently at right now in terms of operations carried. But also what we are seeing other transactions trade for in the marketplace and the active bidding processes that we are involved with which all support these types of prices per unit and cap rates.

Debra Cafaro – Ventas, Inc. – Chairman, President & CEO

We are bidding on portfolios transaction at these cap rates or even (indiscernible) and they are trading at more aggressive cap rates for assets that are not as good and with not as nationally respect management teams.

Darryl Copeland – Provident Senior Living Trust – Chairman, President & CEO

Also if you look at the 21 Brookdale properties which is about 75% of the value, these average 213 units a building. You can’t find an independent living portfolio like this anywhere and the replacement cost, if a Sunrise 100 units generally wood frame and siding with some steel and stonework but or that kind of level, these are multi-level steel, concrete, stone masonry buildings that are going to be around forever. And they are not replaceable. You just cannot afford to build a building like this today.

Jerry Doctrow – Legg Mason Wood Walker – Analyst

(inaudible) number of book to assets, so I certainly agree with you on that point. My last question. I just wanted to — the coverages are okay but not great. Are there master leases as well as the corporate guarantees and just if you can give us a little bit about the security structure?

Debra Cafaro – Ventas, Inc. – Chairman, President & CEO

And I would concur with your comment, again we believe in the positive inflection point in that the EBITDAR at the asset is going to grow to very comfortable coverages. The Provident leases are different from the Kindred leases; they have an umbrella agreement that ties all the property level leases together with cross default. And corporate guarantees but they are not in the super primo (ph) Kindred master lease structure.

Jerry Doctrow – Legg Mason Wood Walker – Analyst

Okay. If I could just slip this in, where there other bidders that you negotiated with or did you only negotiate with Ventas?

Darryl Copeland – Provident Senior Living Trust – Chairman, President & CEO

We will describe a little bit of that when our S4 and proxies are put out but we weren’t for sale. There were some other people that approached and that will be described more fully when we do our filing.

Jerry Doctrow – Legg Mason Wood Walker – Analyst

Thanks a lot.

Operator

Rachel Golder (ph), Goldman Sachs Asset Management.

Rachel Golder – Goldman Sachs – Analyst

Thomson StreetEvents	streetevents@thomson.com	617.603.7900	www.streetevents.com	9

© 2005 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Apr. 13. 2005/9:00AM, VTR - Ventas Conference Call - Ventas to Acquire Provident Senior Living Trust in $1.2 Billion Transaction

Just a question from the bond perspective, first of all have you discussed the transactions with the rating agencies yet? What do you expect their reaction to be and do you have a target of where you want your ratings to be in the medium-term?

Debra Cafaro – Ventas, Inc. – Chairman, President & CEO

Great question. When I talk about our commitment to a strong balance sheet and believing that this transaction is positive for all of our stakeholders I certainly include bondholders in that group of people. As a result we have indeed discussed this transaction with both of the rating agencies. They of course have been wanting us to decrease our Kindred concentration which this transaction does. They have been wanting us to increase our private pay assets which this transaction does. And therefore I think those are all positives that they will take into account and we are again committed and we are working very hard to move up the credit curve. We hope that this transaction and believe that this transaction does make a big step forward in that regard.

Rachel Golder – Goldman Sachs – Analyst

That is great. And within the properties that you have acquired can you characterize any of them as actually being underperformers or are they all covering their rents 1 times at least?

Darryl Copeland – Provident Senior Living Trust – Chairman, President & CEO

Yes. I think these are all excellently performing properties.

Rachel Golder – Goldman Sachs – Analyst

Great, thank you very much.

Operator

Chuck Ruff (ph) with Insight Investment.

Chuck Ruff – Insight Investment – Analyst

Can you talk a little bit about Alterra and the financial health of that Company presently?

Debra Cafaro – Ventas, Inc. – Chairman, President & CEO

Yes, Alterra in short, good company, bad balance sheet. Went through a successful restructuring and it was quite brief (ph) and Darryl was involved in that. They now have a portfolio of 300 assets and they are performing quite well.

Darryl Copeland – Provident Senior Living Trust – Chairman, President & CEO

As you know a couple of years ago Alterra filed for a Chapter 11 reorg and that was primarily to do an auction for the company. At the time I was with Fortress Investment Group and was involved in bidding for that Company. And Fortress ended up acquiring it. As Debbie said it was not an issue of their operating ability. It was a classic example of a company that grew too fast, got too much corporate debt from Wall Street and built too many properties too fast and they couldn’t fill them fast enough to cover their debt service. And the reorganization they were up to about 500 properties. They have 300 very good properties now, about 200 were sold off during the process and they are doing extremely well. They don’t have a development team any more; it is just an operating team that is running these properties very well. And that is their sole mission is to generate as much cash flow from those 300 properties and they are doing very well.

Chuck Ruff – Insight Investment – Analyst

Thomson StreetEvents	streetevents@thomson.com	617.603.7900	www.streetevents.com	10

© 2005 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Apr. 13. 2005/9:00AM, VTR - Ventas Conference Call - Ventas to Acquire Provident Senior Living Trust in $1.2 Billion Transaction

Do they still have a bad balance sheet?

Darryl Copeland – Provident Senior Living Trust – Chairman, President & CEO

No, (multiple speakers) that was restructured.

Chuck Ruff – Insight Investment – Analyst

Can the number of Ventas shares change depending on what happens to the price of Ventas between now and closing?

Debra Cafaro – Ventas, Inc. – Chairman, President & CEO

Thank you for asking that question. That is an important part of the structure of the consideration. We are going to issue 15 million shares even in all circumstances. So that structure essentially locks in the accretion to Ventas’ shareholders. It represents approximately two-thirds of the total consideration. We thought that was a good and fair structure for both sides.

Chuck Ruff – Insight Investment – Analyst

There is a sentence in the release regarding you expect to reduce leverage over time, partially from the proceeds from the rent reset and such amounts become determined asset sales. Can you expand on that a little more and what you’re trying to tell us there?

Debra Cafaro – Ventas, Inc. – Chairman, President & CEO

Absolutely. We think that the reset rate again is not within the next ten, twelve months at the outside of being determined. We do believe that we will increase our EBITDA as a result of the reset rate. There are two ways that you can improve your credit stats, you can either decrease debt or you can increase EBITDA. And so we believe that the reset rate will increase EBITDA and as a result improve our credit stats, those on the debt to EBITDA ratio as well as the fixed charge coverage ratio. That is why we feel very comfortable with the way we financed this transaction.

Chuck Ruff – Insight Investment – Analyst

What I was trying to get at is the part that talked about after the rent reset is known, asset sales. Are you talking about more than a one-sy, two-sy kind of pruning after that?

Debra Cafaro – Ventas, Inc. – Chairman, President & CEO

No, those are unrelated ideas. Over time as you know we have had done some very attractive asset sales on a pruning basis and we would hopefully be able to continue doing those kinds of transactions that benefit both Kindred and Ventas.

Chuck Ruff – Insight Investment – Analyst

Okay, thanks.

Operator

Tony Howard, with Hilliard Lyons.

Tony Howard – Hilliard Lyons – Analyst

Thomson StreetEvents	streetevents@thomson.com	617.603.7900	www.streetevents.com	11

© 2005 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Apr. 13. 2005/9:00AM, VTR - Ventas Conference Call - Ventas to Acquire Provident Senior Living Trust in $1.2 Billion Transaction

On the Provident Website it shows that there was a private placement in August of 2004, so less than a year’s time if my math is correct, you are realizing significant gain, so I’m curious about the timing. And two, Debra on the 15 million shares what does that, would they have to be considered inside ownership and was there any kind of lockup?

Debra Cafaro – Ventas, Inc. – Chairman, President & CEO

Good questions. Yes, Provident did a 144 A offering of its shares in the fall in August. Their shareholders will in fact be receiving a gain as part of this transaction. As Darryl mentioned he is very close to being a listed REIT, very close to being effective, and we believe once the illiquidity gets past, would have been removed from his shares they would have traded at significantly higher than the 144 A price. And we believe basically that for the assets we are acquiring Provident at an overall very attractive price for us and also an attractive price for the shareholders who bought in the private placement. The shares are fairly widely distributed; there are over 400 Provident shareholders. The insider ownership is about 1% and so there aren’t going to be any lockups.

Darryl Copeland – Provident Senior Living Trust – Chairman, President & CEO

If you go to the SEC filings you can see the whole history of Provident but in August of ‘03 we did a Roadshow and 144 A last summer with nothing but really two contracts in our hands. And the RMS if you go look last summer when we were on the road deciding (ph) so it was a difficult offering. We sold the shares for $15 and then we closed the real estate in October and November and December. The shareholders that invested in our Company took a pretty significant risk that all that was going to happen and that we were going to list them and become publicly traded. Which we did do everything that we said but to look at this as a $5.00 gain it was more of a $5.00 discount, a combination IPO discount, combination 144 A with illiquidity and a Company that had no assets at the time.

Debra Cafaro – Ventas, Inc. – Chairman, President & CEO

That is important background as well. So hopefully that answers your question.

Tony Howard – Hilliard Lyons – Analyst

Yes, one follow-up though on that part is the 400 private placement owners, do they have, they don’t have a lockup so they can eventually sell their Ventas shares?

Debra Cafaro – Ventas, Inc. – Chairman, President & CEO

Yes, they are all institutions just like our shareholders. It is virtually a — it is not a publicly listed company but it is held by normal REIT and hedge fund institutional investors and they won’t have any lockups.

Tony Howard – Hilliard Lyons – Analyst

Thanks on that. Second question on calculating the 85.7 million revenue stream from Provident in 2006, how was that derived? Was that based on current income (indiscernible) kind of escalator based on 2005?

Debra Cafaro – Ventas, Inc. – Chairman, President & CEO

It is contractual rent.

Tony Howard – Hilliard Lyons – Analyst

Current 2005 or 2006?

Thomson StreetEvents	streetevents@thomson.com	617.603.7900	www.streetevents.com	12

© 2005 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Apr. 13. 2005/9:00AM, VTR - Ventas Conference Call - Ventas to Acquire Provident Senior Living Trust in $1.2 Billion Transaction

Debra Cafaro – Ventas, Inc. – Chairman, President & CEO

2006.

Tony Howard – Hilliard Lyons – Analyst

So these are recent 2005 actual numbers?

Rick Schweinhart – Ventas, Inc. – SVP, CFO

We use the rent for the contract (multiple speakers) month by month.

Debra Cafaro – Ventas, Inc. – Chairman, President & CEO

These are not operating numbers; these are contractual rent numbers Tony, so they are known.

Tony Howard – Hilliard Lyons – Analyst

Yes, I was trying to calculate whether you were implying some kind of escalator clause based on what their actual (indiscernible) rents now?

Debra Cafaro – Ventas, Inc. – Chairman, President & CEO

Okay, Brookdale assets have — the Brookdale leases have a 3% annual escalation that begins in ‘06 and Alterra has 2.5.

Tony Howard – Hilliard Lyons – Analyst

Okay. Last question. Once this deal is completed what will be the complete “inside ownership” of Ventas?

Debra Cafaro – Ventas, Inc. – Chairman, President & CEO

I am the single largest individual shareholder taking into account the shares and options. I think that we will have a share base of a little over 100 million fully diluted shares outstanding. Maybe a percent or something with the whole management team, maybe a little bit more.

Tony Howard – Hilliard Lyons – Analyst

Okay, thank you.

Operator

Tom Tomas with Mercury Partners. (ph)

Tom Tomas – Mercury Partners – Analyst

Could you please give a little bit color on the merger timeline?

Debra Cafaro – Ventas, Inc. – Chairman, President & CEO

Thomson StreetEvents	streetevents@thomson.com	617.603.7900	www.streetevents.com	13

© 2005 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Apr. 13. 2005/9:00AM, VTR - Ventas Conference Call - Ventas to Acquire Provident Senior Living Trust in $1.2 Billion Transaction

We would be happy to do that and of course that is all subject to the SEC and so you have to take it with another grain of salt. It would be our expectation that we will file an S4 as soon as we can and we will find out whether the SEC will review that S4 maybe in a week to 10 days after the filing, so maybe that gets us to May 10th, or so. Then if there is no SEC review and this is interesting and important I think for both companies’ shareholders, if there is no SEC review the S4 would be mailed and Provident could have a shareholder meeting 10 calendar days after that. And so if we are starting from May 10 theoretically the earliest possible closing date would be before the end of May. If there is a review of course then all bets are off.

Tom Tomas – Mercury Partners – Analyst

Darryl, when does Provident expect to do their proxy filing?

Debra Cafaro – Ventas, Inc. – Chairman, President & CEO

It is a joint.

Darryl Copeland – Provident Senior Living Trust – Chairman, President & CEO

Yes, our proxy will basically be a cover letter with the S4 attached and additional information on the history of the transaction. Typical things you will see in the proxy.

Operator

Robert Mains with Ryan Beck.

Robert Mains – Ryan Beck – Analyst

One income statement we haven’t talked about yet, G&A could you talk about what kind of level you think you can get that down to on the Provident side?

Debra Cafaro – Ventas, Inc. – Chairman, President & CEO

Yes, we have wiped out most of Provident’s G&A in our synergized projections but we are leaving in somewhere between half a million and a million because we are acquiring a lot of assets and we think that with assets will inevitably come some growth in G&A.

Robert Mains – Ryan Beck – Analyst

Okay, but that would suggest then that you would blend that G&A as a percent of revenues would go down?

Debra Cafaro – Ventas, Inc. – Chairman, President & CEO

Yes, and that is again important when we talked about industry consolidation we think one of the benefits is that we have tried to build a scalable infrastructure and as you grow the portfolio you should be able to reduce G&A as a percentage of revenue.

Robert Mains – Ryan Beck – Analyst

Very good, thanks a lot.

Operator

Thomson StreetEvents	streetevents@thomson.com	617.603.7900	www.streetevents.com	14

© 2005 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Apr. 13. 2005/9:00AM, VTR - Ventas Conference Call - Ventas to Acquire Provident Senior Living Trust in $1.2 Billion Transaction

Rico (indiscernible) Cornerstone Advisers.

Unidentified Speaker

Congratulations to your team on this acquisition. Most of the questions have been answered for me but I do have one question for you. I know that you as I recall you acquired some Brookdale assets way before Provident even initiated their 144 A.

Debra Cafaro – Ventas, Inc. – Chairman, President & CEO

Yes.

Unidentified Speaker

And at that time I had asked you why it was that you didn’t take over the entire Brookdale portfolio that eventually Provident ended up buying. So I just wanted to know what has changed since that time that made it more accretive or attractive to you, this portfolio.

Debra Cafaro – Ventas, Inc. – Chairman, President & CEO

A couple of things have happened. We certainly said at the time that we would have been pleased to have acquired the Provident portfolio directly from Fortress. I remember Darryl left Fortress to form Provident, and he was effective in getting the assets and we would have been happy to buy them at the time. So like a dog with a bone we have continued to track the portfolio and have continued to try to acquire it for our shareholders. A couple of important things have changed and that is we are out in the market trying to diversify our portfolio with high-quality assets and these assets are that we are trying to acquire have become increasingly pricey because they are very attractive for all the reasons that we described in the call. So nothing has really changed other than we felt it was very clear to us whereas as it might have been murkier before, that we could not acquire assets of this quality through portfolio transactions in the marketplace for a cheaper price. So when that became clear to us we pursued with renewed vigor.

Unidentified Speaker

That’s great, thanks.

Operator

Andrew Moss, Starwood Securities. (ph)

Andrew Moss – Starwood Securities – Analyst

I guess I’m following up Rico’s question; what I’m just trying to understand is the premium paid here only 8 months later — if I looked at the S11 it seems that Provident’s deal to buy these assets from Fortress were, call it the $1 billion range and how do you get that premium only 8 months later? I realize it is a competitive marketplace but it is probably just as competitive not even a year ago?

Debra Cafaro – Ventas, Inc. – Chairman, President & CEO

Again I think the Provident transaction with Fortress started coming together really in the spring of last year and it is night and day really from then. And I would actually ask Darryl to comment a little further, and Ray as well.

Darryl Copeland – Provident Senior Living Trust – Chairman, President & CEO

Thomson StreetEvents	streetevents@thomson.com	617.603.7900	www.streetevents.com	15

© 2005 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Apr. 13. 2005/9:00AM, VTR - Ventas Conference Call - Ventas to Acquire Provident Senior Living Trust in $1.2 Billion Transaction

I think people are realizing two things. The market is realizing what a great asset class independent living is. It has great fundamentals. It is great real estate whether you look at it from a healthcare side or real estate side. It is a great real estate class in fact, I don’t know a better real estate class that has better fundamentals right now than independent living. The market really has changed since the beginning of 2004. People are seeing, looking back at historical growth rates in this and looking at demand and seeing the public company filings and looking at 10 per cent NOI growth. You can’t find a real estate class that is any better than that right now.

Ray Lewis – Ventas, Inc. – SVP, Chief Investment Officer

I think also it is important to add the perspective that it has been a year; in that year you have had the growth and the performance of the properties. So pick a number 5% there. So instead of really looking at a 20% premium you’re probably looking at more like a 15% premium. And I think consistent with all of the previous discussions we have had on this call the market has moved more than that potentially within the intervening time period.

Debra Cafaro – Ventas, Inc. – Chairman, President & CEO

It is interesting there are some interesting data points out there that are public that reinforce this idea. There was a company out on the West Coast, Assisted Living Concept, they were trading at $8.00 a share. They were acquired for 18.50 in cash recently. There was a private operator called Life Trust in Nashville that traded earlier this year again for substantially more than you would have imagined. And you can look at a company like ARC in Nashville which is a public company, stock has tripled in the last three to six months. These are all things that indicates that people are seeing the value of this asset class, the positive fundamentals. And we believe in it as well and we think it is going to benefit our shareholders both financially and strategically.

Andrew Moss – Starwood Securities – Analyst

Right, but what I guess I’m hearing then is if the asset class has gone up about 20% in less than a year would you ever consider instead of being the consolidator in this industry, would you look to be almost consolidated if your assets then have gone up 20%, why go after them, why not put your assets up for sale?

Darryl Copeland – Provident Senior Living Trust – Chairman, President & CEO

I think we are talking about independent living has had double-digit NOI growth. You can’t find a real estate class that has as consistent of NOI growth whether it is multi-family, office, retail, shopping centers — anything that has grown as consistently as this. And especially in 2004 it was up double digit.

Debra Cafaro – Ventas, Inc. – Chairman, President & CEO

Let me comment on that because as a management team we have always said we’re all about maximizing shareholder value. And if you look at the Mariner and Beverly transactions on the skilled nursing side you would see that those assets have also increased markedly in value. We have spoken about the independent assisted living as well. And I think obviously you are seeing that in the other real estate classes as well. But we are very clear, we think we are assembling a very, very high-quality, great portfolio, with great operators and managers from Kindred, Brookdale, etc. If someone wants to buy those assets, we will pick up the phone.

Andrew Moss – Starwood Securities – Analyst

Thank you very much.

Debra Cafaro – Ventas, Inc. – Chairman, President & CEO

Look, it is all about shareholder value.

Thomson StreetEvents	streetevents@thomson.com	617.603.7900	www.streetevents.com	16

© 2005 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Apr. 13. 2005/9:00AM, VTR - Ventas Conference Call - Ventas to Acquire Provident Senior Living Trust in $1.2 Billion Transaction

Operator

Charles Lynch, CIBC World Markets.

Charles Lynch – CIBC – Analyst

Just more of a 30,000 foot point of curiosity. As you are looking at there is a number of moving parts around the assisted living market in terms of what seems to be firming demand environment and pricing power. Obviously, still some fairly limited new capacity construction. But at the same time a lot of deal pricing starting to move up in the market starting to heat back. Can you give an assessment of where you think we are if you want to call it a cycle in that cycle from a real estate standpoint? Also talk a little bit about the independent living market which might be different.

Debra Cafaro – Ventas, Inc. – Chairman, President & CEO

Ray and I have this discussion a lot and I draw the wave and I ask him where he thinks we are because he has been in this business since the early ‘90s.

Ray Lewis – Ventas, Inc. – SVP, Chief Investment Officer

I think it is important to distinguish between the operating cycle and the senior housing industry and the real estate cycle itself. The first cycle I feel pretty comfortable opining on. I think the real estate cycle is a function of capital flows and I think is more difficult to predict whether we are at the beginning, at the end or in the middle somewhere. I think as far as the senior housing cycle goes thought and I have talked about this, there is good strong demand growth as the population of American ages and I don’t think that is a surprise to anybody on the call. What is unique about this industry though is that we have not had a lot of construction over the last five to seven years as the industry digested a lot of the growth that came in the mid ‘90s. That has translated into over the past 18 to 24 months as Darryl has described, some very strong performance at the property level. If you look at the lead-time for development plus I think the lack of development capital generally in the marketplace right now, that trend should continue for the foreseeable future and that is why we think we are buying these things at a very good time in the senior living operating cycle where cash flows have significant room to run.

Darryl Copeland – Provident Senior Living Trust – Chairman, President & CEO

One quick follow-up on that, there is a discussion on replacement costs earlier, you simply cannot economically build an independent living building today like Brookdale. The construction costs are just way too high versus acquiring. That is why these are becoming more and more valuable.

Debra Cafaro – Ventas, Inc. – Chairman, President & CEO

Is that helpful, Charlie?

Charles Lynch – CIBC – Analyst

That’s great. Yes, thanks a lot.

Operator

Scott O’Shea (ph) with Deutsche Bank.

Scott O’Shea – Deutsche Bank – Analyst

Thomson StreetEvents	streetevents@thomson.com	617.603.7900	www.streetevents.com	17

© 2005 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Apr. 13. 2005/9:00AM, VTR - Ventas Conference Call - Ventas to Acquire Provident Senior Living Trust in $1.2 Billion Transaction

Congratulations. What is the mortgage rate on the assumed debt, the 460?

Debra Cafaro – Ventas, Inc. – Chairman, President & CEO

It is about 6.25.

Scott O’Shea – Deutsche Bank – Analyst

Okay. And are there any unencumbered properties in the Provident portfolio?

Debra Cafaro – Ventas, Inc. – Chairman, President & CEO

There will be.

Scott O’Shea – Deutsche Bank – Analyst

What does this do to your percentage of unencumbered NOI on a pro forma basis?

Debra Cafaro – Ventas, Inc. – Chairman, President & CEO

Did you used to work at the rating agency?

Scott O’Shea – Deutsche Bank – Analyst

Yes, (laughter) all too evident, huh.

Debra Cafaro – Ventas, Inc. – Chairman, President & CEO

Yes. We will be happy to answer that. This will increase our unencumbered rent percentage because we are acquiring 400 — we are $460 million of Provident debt although we are paying off Provident’s secured revolver and unencumbering those assets. And then we would expect that percentage to go down because we have a CMBS maturity at the end of ‘06, and we will obviously refinance that. We would expect to be a higher quality credit at that time and so we should unencumber that. Net net we will be at or below where we are now. We think that is a good sequencing as well.

Scott O’Shea – Deutsche Bank – Analyst

The last question has to do is with the growth rate. I have heard 5% and double-digit. If you look at the budgets for both Brookdale and Alterra for 2005 what are the EBITDAR budgets for these properties?

Debra Cafaro – Ventas, Inc. – Chairman, President & CEO

That is subject to confidentiality agreements in the leases.

Darryl Copeland – Provident Senior Living Trust – Chairman, President & CEO

That is why I say if you look at some of the public companies like American Retirement they publish NOI growth statistics and (multiple speakers) so it is not surprising that you can assume that these tenants do at least as well if not better. And I would argue Brookdale is probably the premier independent living operator in the country.

Thomson StreetEvents	streetevents@thomson.com	617.603.7900	www.streetevents.com	18

© 2005 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Apr. 13. 2005/9:00AM, VTR - Ventas Conference Call - Ventas to Acquire Provident Senior Living Trust in $1.2 Billion Transaction

Scott O’Shea – Deutsche Bank – Analyst

That is helpful, thank you.

Operator

You have no further questions at this time. I would like to turn the call back to management for any closing remarks.

Debra Cafaro – Ventas, Inc. – Chairman, President & CEO

We welcome your participation this morning. A lot of people within both companies and our professional teams worked very hard on this transaction for the benefit of both sets of shareholders. We are available to you to answer additional questions and we are really excited about this combination and appreciate your support. Thank you and we look forward to seeing all of you soon.

Operator

Thanks for your participation in today’s conference. This does conclude the presentation. You may now disconnect. Have a great day.

DISCLAIMER

Thomson Financial reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes.

In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies’ most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized.

THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY’S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON FINANCIAL OR THE APPLICABLE COMPANY OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY’S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY’S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.

©2005, Thomson StreetEvents All Rights Reserved.

Thomson StreetEvents	streetevents@thomson.com	617.603.7900	www.streetevents.com	19

© 2005 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.